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                                                               EXHIBIT 99.(a)(4)


FOR IMMEDIATE RELEASE


Contact:      The Herman Group, Inc.
              800-738-5516
              Attention: Sherri Herman




              KRESCENT PARTNERS AND AMERICAN HOLDINGS EXTEND OFFER



       NEW YORK, NEW YORK (February 25, 1997) -- KRESCENT PARTNERS L.L.C. AND AMERICAN HOLDINGS I, L.P. have announced that their offer to purchase outstanding Depositary Receipts representing Units (the "Units") of Krupp Cash Plus Limited Partnership (the "Partnership") for $6.00 per Unit has been extended and is now scheduled to expire at 12:00 midnight, New York City time, on March 3, 1997. As of the close of business on February 24, 1997, 314,558.8389 Units had been tendered to Krescent Partners and American Holdings and not withdrawn.

       For additional information, contact The Herman Group, Inc., the Information Agent/Depositary for the Offer by Krescent Partners and American Holdings, at 800-738-5516.